UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

29 OCTOBER 2002

United Utilities PLC
(Names of Registrants)

Dawson House
Great Sankey, Warrington,
Cheshire, England, WA5 3LW
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F .......x...... Form 40-F ................

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .................. No .........x........

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

......................N/A.......................

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UNITED UTILITIES PLC - QUEST TRANSFER

The following announcement is being made in accordance with 16.13 of the Listing Rules.

The United Utilities Quest Trustee Limited, has today transferred 6,382 ordinary shares to employees on the exercise of options on the maturity of a Save-As-You-Earn Sharesave Scheme. The option price was in the range of 471.5p-556.5p per share.

The issued share capital being 556,032,027 ordinary shares, the proposed allotment amounts to 0.0011%.

The following directors hold options in the United Utilities SAYE schemes

John Roberts
Simon Batey
Les Dawson
Gordon Waters

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Further information can be obtained from Tim Rayner, Company Secretary 44 1 925 237071.

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Utilities PLC

Date: 29 October, 2002

By Paul Davies

Paul Davies

Assistant Group Secretary
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